March 27, 2012

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Praxair, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 29, 2012

Form 8-K Filed April 28, 2011

File No. 001-11037

Dear Mr. O’Brien:

In the following responses to your letter dated March 15, 2012, we have noted your original comments in italics to facilitate your review process. We believe our responses adequately address your requests for information and enhanced disclosure.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2278, Liz Hirsch at (203) 837-2354 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James S. Sawyer
Executive Vice President and
Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.	Comment: In future filings, please quantify the extent to which increases/decreases in volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in gross profit margin and operating profit margin at the consolidated level and the reportable segment level in addition to providing the quantified information for sales. Please also quantify the impact of any other factors disclosed as materially impacting sales, gross profit margin and operating profit margin for each period presented at the consolidated level and the segment level. For example, we note from your January 25, 2012 conference call with analysts that cost savings from productivity in the amount of $375 million were achieved for fiscal year 2011, which is 15.2% of fiscal year 2011 operating profit, but was not quantified in your Form 10-K to allow investors to understand the extent changes in productivity impacted operating profit margins. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

In response to the staff’s comment, in future filings we will expand our segment discussion in MD&A to show cost of sales and gross margin for each of our reportable segments. We will include a new table at the beginning of each of the segment discussions, the format for which will be similar to the following:

(Millions of dollars)	Quarter Ended [Date]
Example Segment Table	2012	2011	Variance
Sales	$—	$—	0%
Cost of Sales			0%

Gross Margin			0%
Operating expenses			0%

Operating Profit	$—	$—	0%

In future filings, the above table will be supplemented by additional information that will quantify the extent to which increases/decreases in factors such as volume, price/mix, cost pass-through, currency translation, acquisitions/divestitures, etc. impact the increase or decrease in operating profit at the consolidated and reportable segment levels, if material, in addition to providing the information for sales. These factors may change from time to time depending on significance.

The following revised table, or similar format, will be included at the consolidated level and within each of the reportable segment discussions:

Consolidated and Each Segment

Quarter Ended [Date] 2012 vs. 2011
% Change
	Sales		Operating Profit
Volume		%		%
Price/Mix		%		%
Cost pass-through		%		%
Currency		%		%
Acquisitions/divestitures		%		%
Other costs - net		%		%

Total % Change		%		%

Each of these aforementioned tables will be accompanied by a narrative discussion describing the primary causes of material changes in sales, gross margin and operating profit at the consolidated and reportable segment levels.

2.	Comment: In future filings please provide investors with additional insight regarding the underlying causes for the material factors impacting sales, gross profit margin and operating profit margin at the consolidated and reportable segment levels. For example, you primarily attribute the changes in your operating results to volume changes; pricing changes; and foreign currency exchange rates. For the changes in volume, an expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, etc. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. This may result in a discussion and analysis of your underlying markets and/or product offerings (i.e., on-site, merchant, packaged, liquid nitrogen, oxygen, argon, hydrogen, et cetera). In this regard, we note that your discussions with analysts include this lower level of analysis, including the specific foreign currencies impacting consolidated and reportable segment operating results. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In response to the staff’s comment, in future filings we will include appropriate additional insight, as necessary, regarding the underlying causes for the material factors impacting sales, gross margin and operating profit margin, at the consolidated and reportable segment levels. For example, in addition to the enhanced disclosures described in our response to comment #1, we will include information relating to our sales by distribution method and sales to customer end-markets served at the consolidated and reportable segment levels. The format will be similar to the following (examples are full-year 2011):

This information will be supplemented by a narrative discussion, where applicable, of material trends affecting these distribution methods and end markets.

We do not accumulate or otherwise produce profitability or balance sheet information by distribution method or customer end-markets served.

3.	Comment: In future filings, please clarify your disclosures regarding the testing of goodwill for impairment that the estimated fair value of all of your reporting units is substantially in excess of the carrying value, if correct. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each of these reporting units.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value that is specific to the reporting unit.

•

A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit’s fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response: As of our last annual goodwill impairment review in the second quarter of 2011, the fair value of each of our reporting units was substantially in excess of its carrying value. Also, there were no indicators of any changes to this conclusion through December 31, 2011. In future filings, we will add the disclosure requested by the staff.

Specifically, we will state the following, or similar:

“Impairment tests have been performed annually during the second quarter of each year since the initial adoption of the goodwill accounting standard in 2002, and no impairments were indicated. We determined that the fair value of each of our reporting units is substantially in excess of its carrying value and, there were no indicators of impairment through [current balance sheet date].”

In the future, if our goodwill impairment reviews indicate that the estimated fair value of any of our reporting units is not substantially in excess of its carrying value, we will provide additional disclosures, as required.

Note 18. Segment Information, page 93

4.	Comment: We note your disclosure in Item 1 regarding your various products in your industrial gases business – oxygen, nitrogen, argon, carbon dioxide, helium, hydrogen, carbon monoxide, acetylene, et cetera. Further, it appears from your discussion and analysis in MD&A and your conference calls with analysts that there are different markets and customers for each of your different industrial gas products and therefore differing trends for your products. In future filings, please disclose the sales for each of your products for each fiscal year in accordance with ASC 280-10-50-40.

Response: In response to the staff’s comment, in future filings we will add a new table to the annual segment footnote to quantify our sales by groups of similar products and services which is consistent with our discussions in Item I, MD&A and Note 18. The new table will be similar to the following:

Sales by Product Group
(Millions of dollars)
	2012	2011	2010
Atmospheric gases and related	$—	$—	$—
Process gases and other
Surface technologies

	$—	$—	$—

Form 8-K Filed April 28, 2011

5.	Comment: It does not appear that you have amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise.

Response: We respectively direct the staff to the following language that was included in our Form 8-K filed on April 28, 2011, which discloses our decision regarding the frequency of say-on-pay votes (emphasis added). Our annual meeting of shareholders was held on April 26, 2011.

“Proposal 3

Shareholders recommended, on an advisory and non-binding basis, by the votes set forth below, that future advisory votes on Named Executive Officer compensation should be held annually.

Based upon these results, which were consistent with the Board’s recommendation, the Board has determined that Praxair will hold an advisory vote on Named Executive Officer compensation annually until the next vote on the frequency of holding such advisory votes.”

We believe this is responsive to the staff’s comment.